EXHIBIT 4.1


                              CONSULTING AGREEMENT

This agreement, dated December 31, 1997, is made by and between Davin Enterprises, Inc. (the "Company"), a Delaware corporation, and Jonathan Mork ("Consultant"), an individual.

1. In exchange for Consultant's services with respect to the Davin-CML transaction, including introducing the parties and assisting with issues regarding valuation, contracts, and transaction structure, Consultant shall receive 3,059,844 shares of Company common stock, to be registered under S-8 and issued following the completion of the Company's 8K reporting the successfully closed transaction.

2.  This agreement shall be bound by California law and jurisdiction.


Agreed:



/s/ Jonathan Mork
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Jonathan Mork


/s/ Carl Tong, President
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Davin Enterprises, Inc.